SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 15

CERTIFICATE AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-31434 American Physicians Service Group, Inc.
(Exact name of registrant as specified in its charter)
1301 S. Capital of Texas Highway, Suite C-300 Austin, Texas 78746
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.001 Par Value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place and X in the box(es) to designate the appropriate rules provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1) ☒
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☐
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐
Approximate number of holders of record as of the certification or notice date: Common Stock – 1
Pursuant to the requirements of the Securities Exchange Act of 1934, the Issuer has caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.
Date: December 1, 2010 By: /s/ Victor T. Adamo Victor T. Adamo, President

Persons who respond to the collection of information contained in this form are not required unless the form displays a currently valid OMB control number. SEC 2069(02-08)